EXHIBIT 99.1

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY

SEABRIDGE GOLD INC. (the "Issuer")
106 Front Street East
Suite 400
Toronto, Ontario  M5A 1E1

ITEM 2.	DATE OF MATERIAL CHANGE

June 16, 2011

ITEM 3.	NEWS RELEASE

Issued June 16, 2011 and distributed through the facilities of Marketwire (Canadian Timely Disclosure) and subsequently filed on SEDAR.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Issuer has concluded negotiations for the private placement of 1,019,000 common shares of the Issuer at the price of $29.44 per share.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

The Issuer announced announced that it had reached an agreement with Royal Gold Inc. whereby Royal Gold will take down a private placement in Seabridge common shares at a premium to market and Seabridge will grant to Royal Gold an option to acquire a royalty on production from Seabridge’s 100% owned KSM project. The agreement is subject to TSX approval which is expected shortly.

The private placement in Seabridge is for 1,019,000 common shares at C$29.44 per share (US$30.39), totaling C$30 million in cash. The purchase price for the shares is equal to a 15% premium over the weighted average trading price of Seabridge shares on the TSX for the five day trading period ending 2 days prior to today’s announcement.  The option granted to Royal Gold is to acquire a 1.25% Net Smelter Royalty (“NSR”) on all gold and silver production sales from KSM for C$100 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions.

Seabridge has also granted Royal Gold an 18 month option to acquire an additional C$18 million in treasury stock that would be priced at a 15% premium over the market price at the time of subscription. If exercised, this additional investment in Seabridge shares would provide Royal Gold an option to acquire a further 0.75% NSR on all gold and silver production sales from KSM for an additional C$60 million on the same conditions as the first royalty.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) or (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

Contact:	Rudi Fronk, President
Telephone:	(416) 367-9291

ITEM 9.	DATE OF REPORT

June 17, 2011

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA NYSE Amex: SA	For Immediate Release June 16, 2011

Royal Gold and Seabridge Agree to
Private Placement/Royalty Partnership in KSM

Toronto, Canada – Seabridge Gold Inc. (AMEX:SA, TSX:SEA)  announced today that it has reached an agreement with Royal Gold Inc. (the “Agreement”) whereby Royal Gold will take down a private placement in Seabridge common shares at a premium to market and Seabridge will grant to Royal Gold an option to acquire a royalty on production from Seabridge’s 100% owned KSM project. The agreement is subject to TSX approval which is expected shortly.

The private placement in Seabridge is for 1,019,000 common shares at C$29.44 per share (US$30.39), totaling C$30 million in cash. The purchase price for the shares is equal to a 15% premium over the weighted average trading price of Seabridge shares on the TSX for the five day trading period ending 2 days prior to today’s announcement.  The option granted to Royal Gold is to acquire a 1.25% Net Smelter Royalty (“NSR”) on all gold and silver production sales from KSM for C$100 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions.

Seabridge has also granted Royal Gold an 18 month option to acquire an additional C$18 million in treasury stock that would be priced at a 15% premium over the market price at the time of subscription. If exercised, this additional investment in Seabridge shares would provide Royal Gold an option to acquire a further 0.75% NSR on all gold and silver production sales from KSM for an additional C$60 million on the same conditions as the first royalty.

Seabridge President and CEO Rudi Fronk welcomed Royal Gold as a partner in the KSM project noting that “our interests going forward are aligned…both want to find the right partner or purchaser to build and operate a mine at KSM when the time is right. The C$30 million private placement provides the funding needed to pursue the substantial upside opportunities now available to optimize the KSM project over the next several quarters. It is also important to note that KSM has no similar production royalties in place. The existing royalty to a former owner of the project can be extinguished in its entirety for C$4.5 million upon completion of a positive bankable feasibility study. We are therefore confident that a gold and silver royalty burden on KSM of up to 2.0% will not deter a sale or joint venture to a major producer.”

Royal Gold President and CEO Tony Jensen said that his firm has completed due diligence on the KSM project using independent consultants. “We are excited to have the option to acquire a precious metal royalty on the KSM project which is one of the largest undeveloped gold projects in the world. We believe that the technical work completed by Seabridge and its consultants to date is well done, and that this project has the potential to be a very substantial and long lived mine.  This private placement supports the project advancement towards a final feasibility study and represents an attractive investment opportunity for Royal Gold as the project progresses.”

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

Forward-Looking Statements

We are making statements and providing information in this news release about our expectations for the future which are considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. This information and these statements, referred to herein as "forward-looking statements", are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events including statements regarding the prospects that Royal Gold may exercise its option to acquire additional shares of Seabridge, that it may exercise its options to fund the construction of the KSM project by purchasing a royalty on its production and that the KSM project may attract a purchaser or joint venture partner able to take the project forward to production. All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. We are presenting this information to help you understand management’s current views of our future prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws. This information is based on a number of material assumptions, and is subject to a number of material risks, which are contained in a comprehensive discussion of forward-looking information in our Annual Information Form filed on SEDAR at www.sedar.com and our Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

ON BEHALF OF THE BOARD
"Rudi Fronk"
President & C.E.O.
For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net